

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 13, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Kevin J. Cousins
Chief Financial Officer
SenoRx, Inc.
3 Morgan
Irvine, California 92618

> **Re: SenoRx, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-33382**

Dear Mr. Cousins:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and related filings and do not, at this time, have any further comments.

Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3625 with any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney